Exhibit 99.1

FOR IMMEDIATE RELEASE

Select Introduces Breakthrough Vape Technology with Cliq by Select

New High-Tech Design Vape to Launch in 16 States by Year End

WAKEFIELD, Mass., Sept 22, 2021 --Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, today announced the release of Cliq by Select, a breakthrough hardware system from its Select brand designed to significantly upgrade the consumer’s vaping experience. Cliq is the culmination of years of research and development to create the perfect marriage of Select’s award-winning Elite cannabis oil with a new, intelligently designed delivery system. This new hardware will launch in Oregon, California and Arizona this week, and will continue to roll-out nationwide in states such as Massachusetts, Colorado, Florida, Maryland, Michigan, Nevada, New York, Connecticut, Maine, Utah, Ohio and Pennsylvania.

Select Introduces Breakthrough Vape Technology with Cliq by Select

With a proprietary gravity-fed pod and ultra-tough stainless steel encasing combined with its premium design and convenient USB-C charging port, Cliq comfortably brings the best of high-quality oil and innovative hardware into the hands of cannabis consumers. The contoured pod design ensures customers get every last drop of premium cannabis oil, while the strong magnetic pod and device connection ensures a secure fit that closes with a signature “click” sound. Cliq by Select utilizes an “auto draw” feature (inhalation activates the device), and allows for variable battery voltage, creating a bespoke potency experience to match user preferences at any moment. Cliq pods will be available in sativa, hybrid and indica varieties in 0.5g and 1.0g sizes, depending on individual state regulations.

“Cliq is perfect for consumers seeking a high-end hardware vape system that’s easy-to-use, is as comfortable as it is durable, and uses premium oil from a trusted brand known for its quality and safety standards. As with every product and service we launch at Curaleaf, we are fully committed to elevating the cannabis experience of each and every kind of cannabis consumer with brands people love," said Joe Bayern, CEO of Curaleaf.

“This is more than just a stylish piece of hardware. Cliq has been years in the making, and is a real testament to the talent and dedication of the Select team, who have cut no corners in elevating what is possible with a better consumer experience. We stressed over even the smallest features and internal mechanics to make Cliq a user’s favorite way to vape.” said Cameron Forni, founder of Select.

The Select brand is currently available in 17 states including Arizona, California, Colorado, Connecticut, Florida, Illinois, Maine, Massachusetts, Michigan, Maryland, New York, Nevada, Ohio, Oregon, Pennsylvania, Utah, and most recently New Jersey.  Cliq by Select will sit alongside premium vape offerings including Select Elite Live, Select Fresh, and Select Essentials. To find out more about Select's portfolio of products, or to find a dispensary near you that carries Select products, go to www.selectbetter.com.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 109 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 5,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

FORWARD-LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the expansion of Select products. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Investor Relations

IR@curaleaf.com

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com